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SEC Mail
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FEB 11 2008

Washington, DC
106

08000829

SUPPL

February 8, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of Renewable Energy Corporation ASA pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

SEC File No.: 82-34968

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of Renewable Energy Corporation ASA, a public limited company organized under the laws of the Kingdom of Norway (the "Company"), we hereby furnish this letter, with the exhibits attached hereto, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

Set forth on the attached Schedule I is a complete list followed by a copy of any information or documents that the Company has made public, distributed or filed with the Oslo Stock Exchange (the "OSE") or its security holders since September 21, 2007, the date as of which information or documents were compiled for the previous filing for exemption.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with the OSE as described on Schedule A to our exemption application dated April 25, 2006. If the information that the Company is required to make public, distribute or file with the OSE shall change from that listed on such Schedule I, the Company shall furnish to the SEC a revised list reflecting such changes.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,

Lance Myers

Item Number	Date	Document Description
1	09/21/07	**REC Invests in New Technology Centre.** REC invests NOK 210 million in a new technology center dedicated to improving future technologies within the wafer area.
2	10/15/07	**Presentation of the Third Quarter 2007.** REC to release its third quarter results for 2007 on October 26, 2007.
3	10/17/07	**Operational Disruptions Negatively Affect Q3 Financials.** REC Silicon and REC Wafer experience unusual operational disruptions in September 2007.
4	10/26/07	**REC Third Quarter Results for 2007.**
5	10/26/07	**REC Presentation of Interim Results for Third Quarter 2007.**
6	10/26/07	**EverQ Prepares for IPO; Major Expansion Approved.** REC, Evergreen and Q-Cells agree to begin preparing for an IPO of EverQ.
7	10/26/07	**REC Secures A NOK 5.3 Billion Wafer Sales Contract.** REC enters into a significant long-term agreement for supply of multi-crystalline silicon wafers to Photovoltech.
8	10/26/07	**Singapore Chosen for New Manufacturing Complex.** REC decides to establish its new world-scale integrated solar manufacturing complex in Singapore.
9	10/26/07	**REC Invitation to Press Conference.** REC and the Singaporean government agency Economic Development Board (EDB) host a press conference in connection with the announcement of Singapore being chosen for the new manufacturing complex.
10	11/13/07	**Oslo Børs – Reportable Transaction** Jon Einar Kristensen sells shares.

Item Number	Date	Document Description
11	12/05/07	**Oslo Børs – Reportable Transaction** Rolf B. Nilsen sells shares.
12	12/05/07	**Invitation – REC Capital Markets Day 2008.** Invitation to REC's Capital Markets Day on January 18, 2008 in Oslo, Norway.
13	12/11/07	**Oslo Børs – Matching Halt.** Oslo Børs announces REC is imposing a matching halt until publication.
14	12/11/07	**REC Secures A NOK 4 Billion Wafer Sales Contract.** REC enters into a significant long-term agreement for supply of multi-crystalline silicon wafers to Solland Solar Cells BV.
15	12/11/06	**Oslo Børs – Matching Halt Ends.** Oslo Børs announces REC is ending matching halt.
16	12/11/07	**Oslo Børs Cancels Three Trades in RECW08300HA.** Oslo Børs cancels last three trades in RECW08D300HA.
17	1/15/08	**REC Capital Markets Day 2008.** REC will host its Capital Markets Day on January 18, 2008 in Oslo, Norway.

1. **REC Invests in New Technology Centre.**

Rule 12g3-2(b)(1)(iii)

OSLO BØRS - NewsWeb

Utsteder	Renewable Energy Corporation ASA	Kategori	-- alle --
Utst.ID	REC	Fra dato	01.09.2007
Instrument	-- alle --	Til dato	17.01.2008
Marked	-- alle --		

Melding 160119

Dato/tid	21.09.2007 14:51:11
Utsteder	Renewable Energy Corporation ASA
Instrument	
Marked	Oslo Børs
Kategori	AVTALER
Korrigert	Ikke korrigert
Informasjonspliktig	Informasjonspliktige opplysninger
Tittel	INVEST IN NEW TECHNOLOGY CENTRE

Tekst

Høvik, September 21, 2007: Renewable Energy Corporation (REC) has decided to invest NOK 210 million in a new technology centre in connection with the wafer plant complex at Herøya in Norway. The new technology center will be dedicated to improving future technologies within the wafer area.
The total investment of NOK 210 million will be split between NOK 60 million in new laboratory facilities and NOK 150 million in various types of equipment.

`REC has as a target to make solar energy cost-competitive in a large scale without political incentives, and this cannot be accomplished without a continuous focus on innovative new technologies`, says Erik Thorsen, President & CEO.

REC is currently in the process of constructing two new wafer production plants at the Herøya

Vedlegg Ingen vedlegg funnet

Les om ansvar og rettigheter

Høvik, September 21, 2007: Renewable Energy Corporation (REC) has decided to invest NOK 210 million in a new technology centre in connection with the wafer plant complex at Herøya in Norway. The new technology center will be dedicated to improving future technologies within the wafer area.

The total investment of NOK 210 million will be split between NOK 60 million in new laboratory facilities and NOK 150 million in various types of equipment.

`REC has as a target to make solar energy cost-competitive in a large scale without political incentives, and this cannot be accomplished without a continuous focus on innovative new technologies`, says Erik Thorsen, President & CEO.

REC is currently in the process of constructing two new wafer production plants at the Herøya site, which will add 650 MW of capacity at an investment cost of approximately NOK 2.5 billion. This makes Herøya the largest solar production site globally, and brings REC`s total mono- and multi-crystaline wafer production capacity to more than 1.6 GW.

`Building the technology centre on the same site ensures closeness to the operating environment and enables us to test new developments in full scale. This state of the art technology centre will also enable us to attract and retain the best people and cutting edge competence needed accomplish our targets`, says Ingelise Arntsen, Executive Vice President Wafer.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

For further information please contact:
Ingelise Arntsen, EVP Wafer; +47 913 17 578
Jon Andre Løkke, SVP & IRO; +47 67 81 52 65

Vedlegg Ingen vedlegg funnet

2. Presentation of the Third Quarter 2007.

Rule 12g3-2(b)(1)(iii)

OSLO BØRS - NewsWeb

Utsteder	Renewable Energy Corporation ASA	Kategori	-- alle --
Utst.ID	REC	Fra dato	01.09.2007
Instrument	-- alle --	Til dato	17.01.2008
Marked	-- alle --		

Melding 161241

Dato/tid	15.10.2007 13:39:30
Utsteder	Renewable Energy Corporation ASA
Instrument	
Marked	Oslo Børs
Kategori	FINANSIELL KALENDER
Korrigert	Ikke korrigert
Informasjonspliktig	Informasjonspliktige opplysninger
Tittel	PRESENTATION OF THE THIRD QUARTER 2007

Tekst

REC will release its third quarter results for 2007 on Friday October 26, 2007 at 08:00 AM CET.

On the release day, President and CEO Erik Thorsen of REC ASA will give a presentation of the third quarter results. Other members of the management team will also be present. The presentation will take place at 08:00 hrs Norwegian time/CET at the conference centre Høyres Hus, Stortingsgaten 20, Oslo.

The presentation will also be broadcasted live over the Internet, and can be accessed from:
www.recgroup.com
www.oslobors.no/webcast
The presentation will be held in English.

REC encourages anyone not able to participate in person to use the possibility for posting

Vedlegg Ingen vedlegg funnet

REC will release its third quarter results for 2007 on Friday October 26, 2007 at 08:00 AM CET.

On the release day, President and CEO Erik Thorsen of REC ASA will give a presentation of the third quarter results. Other members of the management team will also be present. The presentation will take place at 08:00 hrs Norwegian time/CET at the conference centre Høyres Hus, Stortingsgaten 20, Oslo.

The presentation will also be broadcasted live over the Internet, and can be accessed from:
www.recgroup.com
www.oslobors.no/webcast
The presentation will be held in English.

REC encourages anyone not able to participate in person to use the possibility for posting questions to management over the Internet during the webcast.

It will also be possible to listen to the presentation through a conference call. Please use one of the following numbers (provide conference ID, 20260132):

Norway free call: 800 193 95
UK free call: 0800 694 2370
USA free call: 1866 966 9444
International dial in: +44 (0) 1452 552 510

For more information, please contact:
Jon André Løkke, SVP and Investor Relations Officer, Tel: +47 67 81 52 65

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million.
Please also see www.recgroup.com

3. Operational Disruptions Negatively Affect Q3 Financials.

Høvik, October 16, 2006. REC has in the month of September experienced unusual operational disruptions in REC Silicon and REC Wafer which will have a negative impact on the financials for third quarter 2007.

REC Silicon experienced power outage in both the Moses Lake and Butte plants. This has negatively impacted the September production of both silane gas and polysilicon, and the negative effect on EBITDA in the third quarter of 2007 is expected to
be above 30 MNOK. The October production has also been affected and the full year production volumes
have consequently been reduced from 6.000 towards 5.700 metric tons. The main portion of the operational challenges have now been identified and corrected.

In REC Wafer, the tight polysilicon supply situation has motivated a higher use of internal recycled material. This change has, especially during September, created a number of operational challenges, and the negative effect on EBITDA in the third quarter of 2007 will amount to more than
NOK 40 million. This change in production practice
has now been adjusted and immediate improvements have been seen. REC Wafer's 2007 production targets stand firm.

REC will release its third quarter results for 2007 on Friday October 26, 2007 at 08:00 AM CET. Please view www.recgroup.com for more details.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC
Wafer are the world's largest producers of polysilicon and wafers for solar applications. REC
Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

4. **REC Third Quarter Results for 2007.**


REC

THIRD QUARTER 2007

October 26 2007

WE ARE EXCELLING ACROSS THE VALUE CHAIN, BUILDING ON OUR UNIQUE POSITION AS THE MOST INTEGRATED SOLAR ENERGY COMPANY IN THE WORLD.

REC is investing substantial resources in R&D, expanding production capacity, continuously strengthening our organization and ensuring balanced growth across the value chain. Maintaining our continual and uncompromising focus on achieving lower production costs, we aim to enhance our position as a leader in the PV industry.

HIGHLIGHTS

- Revenue growth of 30 percent
  - NOK 1,480 million versus NOK 1,139 million in the third quarter 2006
- EBITDA growth of 23 percent
  - NOK 643 million versus NOK 522 million in the third quarter 2006
  - More than NOK 70 million negative impact from operational disruptions
  - Expansion and ramp-up cost of NOK 66 million
  - Scheduled shut downs undertaken in both REC Wafer and REC Solar
- EBIT growth of 17 percent
  - NOK 495 million versus NOK 422 million in the third quarter 2006
- Significant investments approved
  - NOK 1,350 million investment for additional 270 MW mono wafer capacity
  - EUR 10 million investment in 2.5 MW power plant in South Korea
  - NOK 210 million investment in new technology centre at Herøya
- Major wafer contract signed with Photovoltech
- Singapore chosen for new manufacturing complex

FINANCIAL REVIEW

KEY FINANCIALS – REC GROUP

(NOK IN MILLION)	Q3 2007	Q3 2006	SEP 30 2007	SEP 30 2006	DEC 31 2006	Q2 2007
Revenues	1 480	1 139	4 768	3 014	4 334	1 673
EBITDA	643	522	2 324	1 289	1 965	812
EBITDA – margin	43%	46%	49%	43%	45%	49%
EBIT	495	422	1 911	1 023	1 574	679
EBIT – margin	33%	37%	40%	34%	36%	41%
Net financial items (excluding effect of convertible loans)	-44	90	38	7	-34	37
Profit/loss before tax and effect of convertible loans	451	512	1 949	1 030	1 540	716
Fair value/foreign exchange effect of convertible loans	0	0	0	-796	-796	0
Profit/loss before tax	451	512	1 949	234	744	716
Earnings per share, basic and diluted, in NOK	0.63	0.69	2.71	0.29	1.03	1.01

REVENUES AND EBITDA

The financial performance continued to improve in the third quarter 2007, although margins were lower. REC achieved revenues of NOK 1,480 million, an increase of 30 percent from NOK 1,139 million in the third quarter last year. EBITDA was NOK 643 million in the third quarter, an increase of 23 percent from the corresponding period in 2006. The improvement is primarily driven by the sharp increase in production capacity in REC Wafer over the past year, whereas the positive development in REC Silicon's operating result is driven by increased prices. EBITDA in REC Solar was negatively affected by the previously announced maintenance shut-down in the module plant, expansion and ramp-up costs, and lower prices.

Revenues declined by 12 percent and EBITDA by 21 percent compared with the second quarter 2007. The third quarter EBITDA margin of 43 percent represents a decrease of three percentage points compared with the same period last year and a decline of six percentage points from the previous quarter.

EBITDA was negatively affected by approximately NOK 136 million relating to operational disruptions and expansion and ramp-up costs, amounting to NOK 70 million, and NOK 66 million respectively.

As earlier communicated, EBITDA in the third quarter 2007 was also negatively affected by scheduled four week shut

NET FINANCIAL ITEMS - REC GROUP

(NOK IN MILLION)	Q3 2007	Q3 2006	SEP 30 2007	SEP 30 2006	DEC 31 2006	Q2 2007
Share of loss of associates	-7	-4	-19	-11	-18	-6
Financial income	63	60	228	95	164	91
Financial expenses	-9	-36	-48	-120	-149	-15
Net currency gains – losses*	-91	71	-122	43	-32	-32
Net financial items	-44	90	38	7	-34	37

*Including change in fair value of currency derivatives excluding effect of convertible loan.

downs in REC Wafer and REC Solar. The EBITDA contribution from EverQ increased to NOK 11 million in the third quarter from zero in the previous quarter, driven by higher production and sales.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

Depreciation, amortization and impairment amounted to NOK 148 million in the third quarter 2007, an increase from NOK 100 million in the third quarter 2006. The increase primarily reflects higher capital expenditure and the proportionate consolidation of EverQ.

As many of the major expansion projects are still under construction, costs are being capitalized in these projects and depreciation has not yet started.

EBIT

Due to continued revenue increase, EBIT in the third quarter 2007 also increased compared with the same period last year. EBIT was NOK 495 million and the EBIT-margin 33 percent, which represents an increase of NOK 73 million but a decrease in EBIT margin of four percentage-points.

NET FINANCIAL ITEMS

The REC Group reported negative net financials of NOK 44 million for the third quarter 2007, compared with positive net financial of NOK 90 million in the third quarter 2006.

Net financial items in the third quarter were negatively affected by net currency losses of NOK 91 million, primarily related to the weakening of USD compared with NOK. In the third quarter 2006 REC reported net currency gains of NOK 71 million, primarily due to the weakening of NOK compared with USD and EUR in that quarter.

Net currency gains and losses include changes in fair value of currency derivatives for which hedge accounting has not been used. These primarily relate to financial instruments in USD and EUR with the purpose of securing future currency receipts or payments. The net currency losses in the quarter were primarily related to USD financial instruments (cash, receivables and forward contracts) held by REC ASA, which are, or will be, lent to the US operations for expansion projects. Loans in EUR to EverQ also contributed to the net currency losses, whereas the net effect of derivatives in the subsidiaries for hedge of future purchase and sale contributed positively due to forward EUR sales.

PROFIT BEFORE TAX

Profit before tax was NOK 451 million in the third quarter 2007, compared with a profit before tax of NOK 512 million in the third quarter 2006.

INCOME TAX

Calculated income tax for the first nine months of 2007 is based on an estimated effective annual tax rate of 28 percent in the Scandinavian operations and 36 percent in the US operations. The combined effective tax rate for the third quarter and the first nine months of 2007 is estimated to just above 31 percent. The actual effective tax rates for 2007 may deviate from the estimated tax rates.

PROFIT AFTER TAX

Profit after tax was NOK 309 million in the third quarter 2007, compared with a profit after tax of NOK 343 million in the third quarter 2006.

The corresponding earnings per share decreased to NOK 0.63 in the third quarter 2007, from NOK 0.69 in the corresponding quarter last year.

OPERATIONAL REVIEW

MARKET DEVELOPMENT

According to Solarbuzz' quarterly market report, focus remained on Southern Europe in the third quarter. Demand in Spain stayed strong and several photovoltaic producers have announced projects in the 20-30 MW range after Government approved of improved feed-in tariffs for large installations in May.

In Germany, the Ministry for Environment published a new subsidy proposal in July, which will be submitted to the Bundestag by the end of the year with final amendments to be adopted during 2008. The proposal allows for a moderate acceleration of the annual decline rate for feed-in tariffs from the current 5 percent to 7 percent in 2009-10, and to 8 percent in 2011, and is designed "to create a situation whereby solar energy should be able to compete with electricity prices of below 10 €cent/kWh by 2015, without further financial subsidies".

In the US, the Solar Energy Industries Association in the past quarter pushed for attractive federal legislation for solar energy as part of the wider Energy Bill. The House of Representatives in August passed both the overall Energy Bill and an energy tax package which extends and improves the solar investment tax credits for another eight years. The tax title also provides for up to USD 2.4 billion in bonding authority for Clean Renewable Energy Bonds. The House also adopted an amendment to create a national Renewable Energy Standard, which would require utilities to provide 15 percent of their power from renewable sources by 2020. The legislative agenda now sits with Congress, which will seek to reconcile the House and Senate versions of the Energy Bill.

REC SILICON

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at two facilities in Moses Lake, Washington and Butte, Montana in the USA. REC Silicon employs approximately 600 people. The third plant under construction as well as a fourth expansion under planning are expected to more than triple REC Silicon's capacity for polysilicon production by 2010.

REC Silicon reported revenues of NOK 597 million in the third quarter 2007, an increase of 11 percent from the third quarter 2006 but five percent below the previous quarter. 66 percent of the polysilicon volume sold in the third quarter was allocated internally.

EBITDA in REC Silicon was NOK 304 million in the third quarter, which was an increase of three percent compared with the third quarter 2006. The EBITDA margin of 51 percent compares with 55 percent reported in the same period last year. EBITDA in the third quarter 2007 was negatively affected by operational disruptions and expansion and ramp-up costs estimated in total to be more than NOK 70 million. EBITDA in the third quarter 2006 was positively affected by one-off items of NOK 29 million.

Production of polysilicon was approximately 1,500 MT, which was four percent above the third quarter 2006. It was eight percent above the previous quarter, when production was negatively affected by maintenance and de-bottlenecking activities.

REC Silicon has experienced unusual disruptions in production due to power outage in both the Moses Lake and Butte plants during the quarter. The utility companies at both locations have historically had an impeccable track record for the delivery of reliable power. The disruptions have had a negative impact on the September and October production of both silane gas and polysilicon, and the negative effect on EBITDA in the third quarter of 2007 is estimated to be more than NOK 30 million.

The consequence was particularly severe at the plant in Moses Lake where power was out for 4-5 hours. This caused a sharp drop in temperatures and pressures leading to thermal stress in a number of production equipment components, resulting in an extensive and thorough inspection and repair procedure. REC Silicon had to operate at reduced rates for some weeks and also had to completely shut down production for several days. No safety incidents or breaches of environmental permits were reported. Ramp-up to full production started mid October and took about one week. Consequently, the total production for October will also be negatively affected.

As it will not be possible for REC Silicon to compensate for the reduced volumes, the full-year production target has been lowered to 5,700 MT from 6,000 MT.

The ongoing de-bottlenecking projects are expected to give full effect from the end of the first quarter 2008.

Polysilicon prices were more than 15 percent above last year's levels, which is in line with previous communication.

The strengthening of NOK versus USD had a negative translation effect when consolidating the US operations, and negatively affected revenues and EBITDA by NOK 26 million and NOK 13 million, respectively, compared with the second quarter.

EBITDA in REC Silicon was also negatively affected by NOK 41 million in expansion and ramp-up costs, which was NOK 33 million more than in the previous quarter. In the third quarter last year, REC Silicon recognized no similar costs. To handle the strong growth from ongoing expansions projects, REC Silicon has employed an additional 50 people during the third quarter alone and 100 people so far in 2007.

The construction of the 6,500 MT FBR polysilicon plant is progressing according to schedule. Start-up and ramp-up is planned for the second half of 2008. The estimate for the total investment cost is unchanged at approximately USD 660 million.

REC WAFER

REC Wafer produces mono- and multicrystalline wafers for the solar cell industry at two sites, in Glomfjord and at Herøya in Norway. REC Wafer employs approximately 600 people. With the latest announced capacity expansions, production is expected to more than triple by 2010.

REC Wafer reported revenues of NOK 987 million in the third quarter 2007, an increase of 61 percent from NOK 612 million in the third quarter 2006. Mainly due to scheduled shut-downs, revenues for the third quarter represent a decrease of

FINANCIAL HIGHLIGHTS - REC SILICON

(NOK IN MILLION)	Q3 2007	Q3 2006	SEP 30 2007	SEP 30 2006	DEC 31 2006	Q2 2007
Revenues	597	539	1 859	1 586	2 127	627
EBITDA	304	295	995	744	1 063	326
EBITDA – margin	51%	55%	54%	47%	50%	52%

FINANCIAL HIGHLIGHTS - REC WAFER

(NOK IN MILLION)	Q3 2007	Q3 2006	SEP 30 2007	SEP 30 2006	DEC 31 2006	Q2 2007
Revenues	987	612	3 135	1 666	2 455	1 131
EBITDA	359	192	1 314	530	825	485
EBITDA – margin	36%	31%	42%	32%	34%	43%

13 percent from NOK 1,131 million in the previous quarter.

Total monocrystalline ingot and multicrystalline wafer production reached 116 MW for the third quarter, corresponding to a production increase of 52 percent from the third quarter 2006. Multicrystalline wafers accounted for 106 MW. The production growth primarily reflects the contribution from the newest production facility at Herøya and continued productivity improvements in all production lines.

EBITDA of NOK 359 million in the third quarter 2007 was 87 percent higher than in the third quarter 2006, and the EBITDA margin of 36 percent was five percentage-points above the same period last year. This reflects the significant increase in production and revenues as well as the productivity improvements, and the previously communicated 10 percent increase in average sales price.

As earlier announced, the new Herøya plant was shut down for maintenance and technical modifications for four weeks during the third quarter. The shut down resulted in a decline in volume compared with the second quarter 2007. The new Herøya plant is expected to be fully ramped-up during the fourth quarter this year. The plant is currently in a process of reducing the wafer thickness to 180 µm from 200 µm.

REC Wafer is working on several programs for continuous optimization of production processes to improve efficiency. In addition, the tight polysilicon supply situation has motivated a higher use of internally recycled material. However, this has created a number of operational challenges in the production process, in particular in September. Impurities in the ingot affected wafer sawing negatively, which reduced production yield. The negative effect on EBITDA is estimated to more than NOK 40 million in the third quarter of 2007. The production practices have now been adjusted back with immediate improvements as a result. REC Wafer's 2007 production target of approximately 500 MW stands firm.

The EBITDA-margin declined by seven percentage points compared with the second quarter 2007, reflecting the maintenance shut down as well as the above described operational disruptions. Including the already ongoing and approved expansions, the total production of REC Wafer is expected to be more than 1.6 GW by 2010, of which approximately 1.3 GW will be multicrystalline material.

In July, REC entered into a significant long-term agreement with MoserBaer. Please refer to the second quarter report for further details.

Towards the end of the quarter, REC decided to invest NOK 210 million in a new technology centre in connection with the wafer plant complex at Herøya in Norway. The total investment will be split between NOK 60 million in new laboratory facilities and NOK 150 million in various types of equipment. The technology centre will provide a good environment for technology development, related to process and product, which is critical to achieve REC's ambitious unit cost reductions.

As a post quarter event, REC also entered into a significant long-term agreement with Photovoltech N.V. for the supply of wafers. The agreement runs until 2015 and is structured as a take-and-pay contract, with pre-determined prices and volumes for the entire contract period. The contract has a value of approximately EUR 670 million (approximately NOK 5.3 billion). Delivery of wafers under the agreement will start in 2008 and increase over time in relation to future planned production capacity increases. Prices and commercial terms are in line with contracts signed in the second half of 2006.

REC SOLAR

REC Solar produces solar cells at REC ScanCell in Narvik, Norway and solar cell modules at REC ScanModule in Glava, Sweden. REC Solar employs approximately 430 people. With latest announced capacity expansions, solar cell production is expected to more than quadruple and solar module production is expected to triple by 2010.

REC Solar reported revenues of NOK 208 million in the third quarter 2007, which was a decrease of 24 percent from the third quarter 2006. This reflects a reduction in average price and sales volumes for modules. Additionally, the third quarter of 2006 included some external sales from our solar cells business. The production volume was 12 MW for cells and 9 MW for modules in the third quarter, compared to 10 MW and 9 MW respectively in the third

FINANCIAL HIGHLIGHTS - REC SOLAR

(NOK IN MILLION)	Q3 2007	Q3 2006	SEP 30 2007	SEP 30 2006	DEC 31 2006	Q2 2007
Revenues	208	273	809	572	873	292
EBITDA	25	65	166	114	195	54
EBITDA – margin	12%	24%	21%	20%	22%	19%

FINANCIAL HIGHLIGHTS - EVERQ

(NOK IN MILLION)	Q3 2007	Q3 2006	SEP 30 2007	SEP 30 2006	DEC 31 2006	Q2 2007
Revenues	92	NA	212	NA	10	63
EBITDA	11	NA	20	NA	3	0
EBITDA – margin	12%	NA	9%	NA	35%	1%

quarter last year. REC Solar expects the full year production to meet the targets of 50 MW of solar cells and 45 MW of solar modules.

Prices were stable compared with the previous quarter, and REC Solar expects stable average selling prices (ASP) also in the final quarter of 2007. For 2007 as a whole REC Solar still expects a reduction in the ASP of approximately 5 percent compared with 2006.

Revenues were approximately 29 percent below the previous quarter, as module production declined as a result of a previously communicated four week plant shutdown.

The scheduled shut-down also resulted in an inventory build-up of solar cells, which resulted in an increased internal profit elimination of NOK 11 million compared with the previous quarter. Currency effects also had a negative impact.

Total expansion and ramp-up costs related to the solar cell activities in Narvik amounted to NOK 14 million in the quarter, which compares with NOK 4 million in the third quarter 2006 and NOK 10 million in the second quarter this year. During 2007, REC Solar has also increased the general activity and spending level in preparation for further international expansion.

Consequently, the EBITDA in the third quarter was NOK 25 million and the EBITDA-margin 12 percent. This was a decline of 62 percent and 12 percentage-points, respectively, from the third quarter last year. In the second quarter this year, REC Solar reported EBITDA of NOK 54 million with a corresponding margin of 19 percent.

The transition from 200 to 180 µm wafers was completed in August with only limited negative impact on yield. However, efficiency levels were somewhat negatively affected and measures have been taken to restore normalized efficiency.

EVERQ

EverQ produces solar modules in Thalheim, Germany, based on the Evergreen string-ribbon technology, and is owned 33.3 % each by REC, Evergreen and Q-cells. EverQ is currently ramping up operation of EverQ2, adding 60 MW production to the existing 40 MW line, and currently employs approximately 900 people.

REC proportionately consolidates 33.3 percent of EverQ's financial statements on a line-by-line basis.

The EBITDA contribution from EverQ for the third quarter was NOK 11 million compared with zero in the second quarter this year. EBITDA was positively impacted by higher production and sales as the ramp-up of EverQ2 continues.

EverQ has resolved the challenges experienced in the second quarter, but will not be able to catch up the lost volumes caused by the delayed ramp-up curve. Total production in the third quarter was close to 14 MW.

REC, Evergreen and Q-Cells have signed a binding Memorandum of Understanding detailing the required steps to prepare EverQ for an IPO. This will enable the company to industrialize the string ribbon technology faster and grow its business more rapidly. The preparations for the IPO will start immediately, although the final timing remains to be decided.

At the same time, the three partners approved a EUR 144 million investment in a new integrated wafer, cell and module plant which will increase the capacity of EverQ from 100 MW to 180 MW. The expansion will take place at EverQ's existing site in Thalheim, Germany. Land has been secured and all necessary construction permits have been obtained. Further planning and engineering will commence immediately.

Under a license agreement, EverQ has the right to use the current technology base of Evergreen, and the new production capacity will be based on Evergreen's Quad furnace design. Going forward, Evergreen and EverQ will have a reciprocal right to license new material technology development on the StringRibbon platform made by the other party in the 5 years following the IPO. EverQ will also build a strong R&D team as a basis for developing its own proprietary technologies.

REC ASA

REC ASA is a holding company containing parts of the Group Management, corporate functions, corporate research and development, business development and the REC Group's in-house bank. These activities have been scaled up over the

FINANCIAL HIGHLIGHTS - REC ASA

(NOK IN MILLION)	Q3 2007	Q3 2006	SEP 30 2007	SEP 30 2006	DEC 31 2006	Q2 2007
Revenues	7	1	19	3	12	8
EBITDA	-41	-26	-92	-66	-80	-29

ELIMINATIONS - REC GROUP

(NOK IN MILLION)	Q3 2007	Q3 2006	SEP 30 2007	SEP 30 2006	DEC 31 2006	Q2 2007
Elimination revenues	-411	-286	-1 265	-813	-1 144	-448
Elimination EBITDA	-15	-4	-78	-33	-42	-24

past year due to increased activity and complexity of the REC Group, and to prepare for execution of global expansion plans. Costs are expected to further increase during the coming quarters.

ELIMINATIONS - REC GROUP

Elimination of internal profit is dependant on internal sales and intra-company inventory changes. In addition, increased sales prices and improved efficiency in the segments leads to increased internal profit. Eliminations are expected to increase as the company grows in the entire value chain.

TECHNOLOGY DEVELOPMENT AND R&D

REC incurred R&D expenses of NOK 37 million in the third quarter 2007, but also capitalized R&D costs relating to the FBR technology project and certain wafer development projects. R&D expenses amounted to NOK 22 million in the third quarter 2006 and NOK 28 million in the second quarter 2007.

In this quarter REC has achieved the first, but very promising results with regard to our new crystallization technology for higher quality wafers, which will again establish the basis for higher efficiency cells. The complete SWH III and IV expansions projects have been designed for implementing this technology.

ASSOCIATED COMPANIES

REC holds a 21.7% stake in CSG Solar AG, which is a German company manufacturing proprietary crystalline silicon thin-film solar modules using silane gas. After the initial start-up of the plant, continuous 24-hour production was started in April 2007.

In order to finance further productivity developments and ramp-up, REC has, together with the other majority shareholders, issued a convertible bond of EUR 8.5 million to CSG Solar in July. The relevant REC portion of the convertible bond amounted to EUR 2 million. The company will not be able to reach its own original production targets for 2007, but progress has been made on key performance indicators like module power, yield, and production throughput.

EXPANSION PROJECTS

SINGAPORE SELECTED FOR NEW MAJOR PLANT

REC has decided to establish its new world-scale integrated solar manufacturing complex in Singapore and has simultaneously signed an agreement with the Singaporean governmental agency Economic Development Board (EDB). The agreement outlines the terms and conditions related to the development of a new production site, the process of establishing a manufacturing complex, as well as operational and commercial conditions.

The site can hold capacity of up to 1.5 GW within each of the wafer, cells and modules product areas, although it is not likely that the production capacity for these will be fully balanced. The total investment level will depend on the final capacity and site development and total number of employees could be around 3,000 people.

The green field site for this new manufacturing complex is located in Tuas View, approximately 30 minutes from the city centre in the western part of Singapore. The decision on Singapore was made after a comprehensive 9 month long process involving screening of more than 200 possible locations, due diligence of almost 20 and final negotiations with a handful of sites. REC has finalized a comprehensive support package, including incentives and grants, with EDB in the areas of tax, R&D and process improvement, and human resource recruitment and training. For REC, Singapore represents the ideal balance between financial return, risks and future opportunities.

The project concept is finalized and pre-engineering activities have commenced. The total development will be organized in several stages through a series of interdependent projects. The initial investment decision is expected to take place as soon as the pre-engineering activities for the first phase have been completed some time in first half of 2008.

In addition to the wafer, cell and module production, the manufacturing complex will incorporate infrastructure and support facilities, as well as an on-site supplier park. Sufficient space has also been reserved for future R&D activities and possible manufacturing facilities based on potential new technologies.

OTHER SELECTED EXPANSION PROJECTS

REC Silicon has currently a 6,500 MT FBR polysilicon plant under construction. The erection of the plant is progressing according to time-schedule with planned start-up and ramp-up through the second half of 2008. Total investment cost is estimated at approximately USD 660 million.

The ongoing construction of the world's largest solar plant adjacent to the current production facilities at Herøya, with total investments amounting to NOK 2.5 billion, is proceeding according to plan. The first new production line is expected to be ramped-up from the fourth quarter 2008. The second is expected to follow suit in the second quarter 2009, with total production at the new lines reaching the capacity of 650 MW at the end of 2009.

In mid July, REC Wafer decided to invest NOK 1,350 million for a significant *expansion of REC Wafer's monocrystalline* wafer production. Capacity at the plant in Glomfjord will be increased from 35 MW to more than 300 MW in two phases. The first phase will ensure approximately a doubling of the ingot production capacity by the end of 2008. The second, major ramp-up phase will take place during 2009 and the first half of 2010 and will include wafering capacity for the entire plant.

The plant extension of 60 MW multicrystalline wafer capacity at Glomfjord is developing according to plan, as are the preparations for the further 50 MW multicrystalline wafer expansion announced in late April.

For REC Solar, the expansion of the cell production capacity to 225 MW in Narvik proceeds as planned despite some delays in equipment, as does the expansion of the module capacity to 150 MW at Glava in Sweden.

In August, REC entered into an agreement to build and own a 2.5 MW power plant in South Korea through its 60 percent owned subsidiary HanBit Solar. Total investment is expected to be slightly more than EUR 10 million and the power plant will produce approximately 3 million kWh per year and will be handed over to the Daegu City after 15 years. The investment is a result of REC's desire to build new market channels towards the end-user rather than a strategy of becoming a significant owner of power plants.

BALANCE SHEET AND CASH FLOW

Net cash flow from operating activities was NOK 689 million in the third quarter 2007, compared with NOK 293 million in the same quarter last year.

Net cash flow from investing activities was a negative NOK 1,138 million, compared with a negative NOK 293 million in the third quarter 2006. Approximately half of the cash flow from investing activities in third quarter 2007 is related to engineering and construction of the new polysilicon plant in Moses Lake, and approximately 25 percent to ongoing expansions at the ScanWafer plants and approximately 15 percent were payments related to the cell expansion in Narvik. However, the building for the new cell line will be leased, and is as of the third quarter not reported as capex or payments for investing activities. Cash payments also include pre-payments for the expansion projects.

Net cash flow from financing activities was a positive NOK 22 million in the third quarter 2007, primarily relating to increased bank borrowings in EverQ. Net cash flow from financing activities was a negative NOK 144 million in the third quarter 2006.

The strengthening of NOK during the quarter, especially compared with USD has reduced the carrying amounts of monetary items and net investments in foreign entities. The net negative fair values of foreign currency derivatives have increased, especially related to embedded derivatives. In addition to the negative currency effects recognized in the income statement, see net financial items above, translation differences and negative value of currency hedge derivatives reduced equity by NOK 385 million after tax in the quarter.

Total available committed credit facilities for REC at September 30, 2007, are NOK 3.9 billion, which provides ample funding for all planned and approved capacity expansions, excluding the new manufacturing complex in Singapore. The net cash position was NOK 4.0 billion at September 30, 2007, which was a decrease of NOK 0.6 billion from June 30, 2007 primarily due to a high amount of payments for capital expenditure and negative currency effects.

ORGANIZATIONAL DEVELOPMENTS

The REC Group continues to see opportunities for growth across the entire value chain and is currently increasing capacity within all business divisions. The total number of employees increased by around 300 to approximately 1,650 during the first nine months of 2007.

Employee growth is particularly strong in REC Solar, which is expanding its operations fast in order to develop new market access points around the globe.

With the increasing number of high priority expansion projects, REC has decided to establish a separate corporate function entirely focusing on project management. On October 10, Einar Kilde was consequently hired as EVP Projects at REC ASA with the overall responsibility for planning and execution of projects in the REC Group. Einar Kilde comes from Norsk Hydro and has a long and broad experience within the field of project management.

OUTLOOK

Based on announced and initiated projects, REC targets a production in 2010 of (i) approximately 19,500 MT of polysilicon, (ii) above 1,600 MW of mono and multi wafers, (iii) approximately 225 MW of solar cells, and (iv) 150 MW of solar modules.

REC has the following expectations for the fourth quarter 2007:

- REC Silicon's full year production target has been reduced from 6,000 MT towards 5,700 MT. Consequently, fourth quarter production is expected to be roughly 1,500 MT. The division's expansion and ramp-up cost in the fourth quarter of 2007 is expected to be slightly lower compared with the third quarter.
- REC Wafer's 2007 production targets stand firm at 500 MW, which should result in fourth quarter production of approximately 135 MW. Expansion and ramp-up cost in the fourth quarter of 2007 is expected to remain at the same level as for the third quarter.
- REC Solar's 2007 production targets also remains unchanged. Fourth quarter production is expected to reach approximately 15 MW of cells and 14 MW of modules. Expansion and ramp-up cost is expected to approximately double in the fourth quarter of 2007 compared with the third quarter.
- REC's 33.3 percent owned joint venture EverQ is expected to complete most of the production ramp-up of the additional 60 MW by the end of this year.
- Current exchange rates (as per October 25, 2007) will have further negative translation impact on revenues and profits in the fourth quarter, compared to the third quarter
- REC has increased the general activity and spending level in preparation for further international expansions. Consequently, increased cost levels related to these activities should be expected in coming quarters.
- Increased spending in R&D activities to explore further PV cost reduction opportunities is expected to take place as from fourth quarter 2007. Some of these initiatives are likely to involve joint programs with external technology environments.

STATEMENTS

ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Group has used the same accounting policies and standards as in the consolidated financial statements as at December 31, 2006. There were no new standards, interpretations or amendments to published standards that have affected the consolidated financial statements for the first nine months of 2007.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the REC Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 to the consolidated annual financial statements for 2006.

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements, combined with relevant information in the financial review, have been prepared in accordance with IAS 34. Refer to separate report for the first and second quarters for more information. These condensed consolidated interim financial statements are unaudited. They do not include all of the information required for full annual financial statements of the Group and should be read in conjunction with the consolidated annual financial statements for 2006. The consolidated financial statements for 2006 are available upon request from the Company's registered office at Høvik or at www.recgroup.com.

FORWARD LOOKING STATEMENTS

This report contains statements regarding the future in connection with REC's growth initiatives, profit figures, outlook, strategies and objectives.

In particular, the section "Outlook" contains forward-looking statements regarding the group's expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to REC's activities described in the Risk Report included in REC's Annual Report 2006, that also make references to the Report from the Board of Directors and the notes to the financial statements.

Høvik, October 25, 2007
Board of Directors

ABOUT REC

Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for Photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs approximately 1,650 people (excluding EverQ). For further information on the company, please refer to www.recgroup.com.

FOR MORE INFORMATION, PLEASE CONTACT

Erik Thorsen
President & CEO
+47 90 75 66 85

Bjørn Brenna
EVP & CFO
+47 900 43 186

Jon André Løkke
SVP & IRO
+47 67 81 52 65

CONSOLIDATED INCOME STATEMENT
REC GROUP

(NOK IN THOUSAND)	Q3 2007	Q3 2006	SEP 30 2007	SEP 30 2006	DEC 31 2006
Revenues	1 479 844	1 139 411	4 768 342	3 014 340	4 334 072
Cost of materials	-312 980	-226 848	-932 577	-542 366	-806 643
Changes in inventories	36 066	-1 619	63 928	8 809	66 892
Employee benefit expenses	-249 416	-189 176	-732 155	-522 246	-667 950
Other operating expenses	-310 598	-199 310	-843 732	-669 866	-961 778
EBITDA	642 916	522 458	2 323 806	1 288 671	1 964 593
Depreciation	-118 295	-86 174	-336 036	-230 688	-333 877
Amortization	-29 882	-13 951	-74 231	-27 409	-44 481
Impairment	0	-369	-2 654	-7 763	-11 807
EBIT	494 739	421 964	1 910 885	1 022 811	1 574 428
Share of loss of associates	-7 095	-4 484	-19 299	-11 311	-18 330
Financial income	63 085	59 764	227 599	95 280	164 173
Financial expenses	-9 370	-36 032	-47 979	-119 992	-148 500
Net currency gains – losses (including currency derivatives)	-90 575	71 029	-122 273	43 065	-31 592
Net financial items (excluding effect on convertible loans)	-43 955	90 277	38 048	7 042	-34 249
Profit/loss before tax and effect on convertible loans	450 784	512 241	1 948 933	1 029 853	1 540 179
Fair value/foreign exchange effect on convertible loans	0	-364	0	-796 088	-796 219
Profit/loss before tax	450 784	511 877	1 948 933	233 765	743 960
Income tax expense/benefit	-141 613	-168 887	-607 647	-111 513	-285 630
Profit/loss for the period	309 171	342 990	1 341 286	122 252	458 330
Attributale to:					
Minority interests	2	0	2	0	0
Equity holders of REC ASA	309 169	342 990	1 341 284	122 252	458 330
Earnings per share for profit attributable to the equity holders of the company (in NOK per share)					
– basic	0.63	0.69	2.71	0.29	1.03
– diluted	0.63	0.69	2.71	0.29	1.03
– basic adjusted for effect on convertible loans*	NA	0.69	NA	1.67	2.36

* Excluding fair value/foreign exchange effects and interest expense on convertible loans, net of tax (28%), using the same weighted average number of shares as in the calculation above.

CONSOLIDATED BALANCE SHEET
REC GROUP

(NOK IN THOUSAND)	SEP 30 2007	JUN 30 2007	SEP 30 2006	DEC 31 2006
ASSETS				
Non-current assets				
Goodwill	745 944	771 320	623 711	792 284
Other intangible assets	251 256	244 019	195 088	254 950
Intangible assets	997 200	1 015 339	818 799	1 047 234
Land and buildings	994 140	1 017 095	609 647	1 005 228
Machinery and equipment	2 860 888	2 703 528	2 243 748	2 886 853
Other tangible assets	97 382	107 799	139 608	130 933
Assets under construction	2 080 671	1 641 261	1 102 323	620 787
Property, plant and equipment	6 033 081	5 469 683	4 095 326	4 643 801
Investments in associates	30 560	38 380	46 839	52 658
Investments in shares	1 237	1 237	38 171	1 126
Other non-current receivables	195 054	185 374	42 720	10 425
Restricted bank accounts*	368 532	399 660	147 657	141 991
Financial assets	595 383	624 651	275 387	206 200
Deferred tax assets	154 320	12 211	0	2 742
Total non-current assets	7 779 984	7 121 884	5 189 512	5 899 977
Current assets				
Inventories	594 641	513 525	459 071	508 455
Trade and other receivables	1 661 046	1 483 961	942 636	995 188
Current tax assets	0	0	0	59 323
Derivatives	331 850	108 039	75 183	42 052
Cash and cash equivalents*	6 387 503	7 052 378	7 255 087	7 275 548
Total current assets	8 975 040	9 157 903	8 731 977	8 880 566
Total assets	16 755 024	16 279 787	13 921 489	14 780 543
EQUITY & LIABILITIES				
Shareholders' equity				
Share capital	494 315	494 315	494 300	494 326
Share premium and other paid in capital	8 548 841	8 548 840	8 549 436	8 549 744
Paid-in capital	9 043 156	9 043 155	9 043 736	9 044 070
Other equity and retained earnings	2 366 224	2 442 128	1 223 152	1 592 447
Total shareholders' equity	11 409 380	11 485 283	10 266 888	10 636 517
Minority interests	463	0	0	0
Total equity and minority interests	11 409 843	11 485 283	10 266 888	10 636 517
Non-current liabilities				
Retirement benefit obligations	106 109	98 806	131 246	103 231
Deferred tax liabilities	303 291	250 593	121 206	233 714
Non-current loans, interest bearing	2 655 773	2 811 181	2 402 956	2 498 417
Provisions and other non-interest bearing liabilities	191 568	201 227	167 681	201 989
Total non-current liabilities	3 256 741	3 361 807	2 823 089	3 037 351
Current liabilities				
Trade payables and other liabilities	863 757	682 399	672 784	659 962
Current tax liabilities	439 685	441 226	45 627	152 854
Derivatives	671 718	231 078	109 300	148 041
Convertible loans	0	0	2 665	0
Current loans, interest bearing	113 280	77 994	1 136	145 818
Total current liabilities	2 088 440	1 432 697	831 512	1 106 675
Total liabilities	5 345 181	4 794 504	3 654 601	4 144 026
Total equity and liabilities	16 755 024	16 279 787	13 921 489	14 780 543

* Non-current restricted bank accounts are reclassified from current cash and cash equivalents.

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE REC GROUP

(NOK IN THOUSAND)	Translation differences	Tax	Pension	Cash flow hedge	Acquisition	Change in accounting principles	Profit/loss	Total
SEPTEMBER 30, 2007								
At January 1, 2007	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337
Currency translation differences	-328 373	31 811	0	0	0	0	0	-296 562
Cash flow hedges								
- valuation gain/losses taken to equity	0	99 507	0	-355 488	0	0	0	-255 981
- transferred to profit/loss for the period *	0	5 818	0	-20 781	0	0	0	-14 963
Profit for the period	0	0	0	0	0	0	1 341 286	1 341 286
Total changes in the period	-328 373	137 136	0	-376 269	0	0	1 341 286	773 780
At September 30, 2007	-336 786	195 421	-24 557	-497 427	210 934	-49 918	1 797 450	1 295 117
Total change attributable to:								
Equity holders of REC ASA	-328 373	137 136	0	-376 269	0	0	1 341 284	773 778
Minority interest	0	0	0	0	0	0	2	2
Total change in the period	-328 373	137 136	0	-376 269	0	0	1 341 286	773 780
SEPTEMBER 30, 2006								
At January 1, 2006	31 823	23 421	-34 364	0	134 117	-49 918	-2 166	102 913
Currency translation differences	24 968	-11 210	0	0	0	0	0	13 758
Cash flow hedges								
- valuation gain/losses taken to equity	0	25 341	0	-90 499	0	0	0	-65 158
- transferred to profit/loss for the period *	0	167	0	-599	0	0	0	-432
Profit for the period	0	0	0	0	0	0	122 252	122 252
Total changes in the period	24 968	14 298	0	-91 098	0	0	122 252	70 419
At September 30, 2006	56 791	37 719	-34 364	-91 098	134 117	-49 918	120 086	173 333
YEAR 2006								
At January 1, 2006	31 823	23 421	-34 364	0	134 117	-49 918	-2 166	102 913
Currency translation differences	-40 236	540	0	0	0	0	0	-39 696
Actuarial gain/loss on defined benefit pension schemes	0	406	9 807	0	0	0	0	10 213
Effect of EverQ acquisition	0	0	0	0	76 817	0	0	76 817
Cash flow hedges								
- valuation gain/losses taken to equity	0	47 363	0	-169 177	0	0	0	-121 814
- transferred to profit/loss for the period *	0	-13 445	0	48 019	0	0	0	34 574
Profit for the period	0	0	0	0	0	0	458 330	458 330
Total changes in the period	-40 236	34 864	9 807	-121 158	76 817	0	458 330	418 424
At December 31, 2006	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337

* Cash flow hedge – transferred to profit/loss for the period affected the following line items in the income statement:

(NOK IN THOUSAND)	SEPT 30, 2007	SEPT 30, 2006	YEAR 2006
Revenues	1 233	5 915	-37 563
Cost of materials	19 548	-5 316	-10 456
Total	20 781	599	-48 019

EQUITY
REC GROUP

(NOK IN THOUSAND)	Total paid in capital	Other equity	Recognized income & expense	Total shareholders' equity	Minority interest	Total equity
SEPTEMBER 30, 2007						
At January 1, 2007	9 044 070	1 071 110	521 337	10 636 517	0	10 636 517
Repayments for shares not issued	-916	0	0	-916	0	-916
Transaction with minority	0	0	0	0	461	461
Total recognized income and expense	0	0	773 778	773 778	2	773 780
At September 30, 2007	9 043 155	1 071 110	1 295 115	11 409 380	463	11 409 843

SEPTEMBER 30, 2006

At January 1, 2006	1 040 398	114 624	102 913	1 257 935
Share issue/initial public offering	6 806 527	0	0	6 806 527
Shares paid not issued	13 129	0	0	13 129
Conversion of convertible loan	1 183 456	0	0	1 183 456
Fair value effect on convertible loans	0	1 321 394	0	1 321 394
Tax on fair value effect on convertible loans	0	-389 499	0	-389 499
Treasury shares transactions	225	3 302	0	3 527
Total recognized income and expense	0	0	70 419	70 419
At September 30, 2006	9 043 735	1 049 821	173 332	10 266 888

YEAR 2006

At January 1, 2006	1 040 398	114 624	102 913	1 257 935
Share issue/initial public offering	6 806 528	0	0	6 806 528
Shares paid not issued	13 129	0	0	13 129
Conversion of convertible loan	1 183 791	0	0	1 183 791
Fair value effect on convertible loans	0	1 323 867	0	1 323 867
Tax on fair value effect on convertible loans	0	-370 683	0	-370 683
Treasury shares transactions	225	3 302	0	3 527
Total recognized income and expense	0	0	418 424	418 424
At December 31, 2006	9 044 070	1 071 110	521 337	10 636 517

CONSOLIDATED STATEMENT OF CASH FLOW
REC GROUP

(NOK IN THOUSAND)	Q3 2007	Q3 2006	SEP 30 2007	SEP 30 2006	DEC 31 2006
Net cash flow from operating activities	688 562	293 379	2 097 394	719 946	1 378 857
Net cash flow from investing activities	-1 137 719	-292 506	-2 780 950	-1 069 114	-1 633 725
Net cash flow from financing activities	21 524	-143 909	396 123	7 096 863	7 022 294
Foreign currency effect on cash and cash equivalents	-268 370	18 509	-374 071	-12 562	-17 498
Net increase/decrease in cash and cash equivalents	-696 003	-124 527	-661 504	6 735 133	6 749 928
Cash and cash equivalents at beginning of the period*	7 452 038	7 527 271	7 417 539	667 611	667 611
Cash and cash equivalents at end of the period*	6 756 035	7 402 744	6 756 035	7 402 744	7 417 539

SEGMENT INFORMATION THIRD QUARTER

(NOK IN MILLION)	Revenues 2007	2006	GROWTH	of which external 2007	2006	GROWTH
REC Silicon	597	539	11%	313	359	-13%
REC Wafer	987	612	61%	867	508	71%
REC Solar	208	273	-24%	208	273	-24%
Other Operations	98	1	nm	92	0	nm
Eliminations	-411	-286	nm	0	0	nm
Total	1 480	1 139	30%	1 480	1 139	30%

(NOK IN MILLION)	EBITDA 2007	MARGIN	2006	MARGIN	EBIT 2007	MARGIN	2006	MARGIN
REC Silicon	304	51%	295	55%	262	44%	241	45%
REC Wafer	359	36%	192	31%	290	29%	156	26%
REC Solar	25	12%	65	24%	14	7%	54	20%
Other Operations	-31	nm	-26	nm	-56	nm	-26	nm
Eliminations	-15	nm	-4	nm	-15	nm	-4	nm
Total	643	43%	522	46%	495	33%	422	37%

SEGMENT INFORMATION YEAR TO DATE 30 SEPTEMBER

(NOK IN MILLION)	Revenues 2007	2006	GROWTH	of which external 2007	2006	GROWTH
REC Silicon	1 859	1 586	17%	966	1 060	-9%
REC Wafer	3 135	1 666	88%	2 782	1 382	101%
REC Solar	809	572	41%	809	572	41%
Other Operations	231	3	nm	212	0	nm
Eliminations	-1 265	-813	nm	0	0	nm
Total	4 768	3 014	58%	4 768	3 014	58%

(NOK IN MILLION)	EBITDA 2007	MARGIN	2006	MARGIN	EBIT 2007	MARGIN	2006	MARGIN
REC Silicon	995	54%	744	47%	865	47%	607	38%
REC Wafer	1 314	42%	530	32%	1 122	36%	431	26%
REC Solar	166	21%	114	20%	134	17%	84	15%
Other Operations	-72	nm	-66	nm	-131	nm	-66	nm
Eliminations	-78	nm	-33	nm	-78	nm	-33	nm
Total	2 324	49%	1 289	43%	1 911	40%	1 023	34%

QUARTERLY INFORMATION
REC GROUP

(NOK IN MILLION)	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Revenues	872	1 003	1 139	1 320	1 616	1 673	1 480
EBITDA	380	387	522	676	869	812	643
EBITDA – margin	44%	39%	46%	51%	54%	49%	43%
EBIT	298	303	422	552	737	679	495
EBIT – margin	34%	30%	37%	42%	46%	41%	33%
Net financial items (excluding effect of convertible loans)	-55	-28	90	-41	45	37	-44
Profit/loss before tax and effect of convertible loans	243	274	512	510	782	716	451
Fair value/foreign exchange effect of convertible loans	-791	-5	0	0	0	0	0
Profit/loss before tax	-548	270	512	510	782	716	451
Earnings per share, basic and diluted, in NOK	-1.27	0.40	0.69	0.68	1.08	1.01	0.63

QUARTERLY INFORMATION – REC SILICON

	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Revenues	521	525	539	542	635	627	597
EBITDA	242	207	295	319	364	326	304
EBITDA – margin	46%	39%	55%	59%	57%	52%	51%

QUARTERLY INFORMATION – REC WAFER

	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Revenues	502	552	612	790	1 017	1 131	987
EBITDA	168	170	192	295	470	485	359
EBITDA – margin	33%	31%	31%	37%	46%	43%	36%

QUARTERLY INFORMATION – REC SOLAR

	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Revenues	120	180	273	301	309	292	208
EBITDA	17	32	65	81	87	54	25
EBITDA – margin	14%	18%	24%	27%	28%	19%	12%


REC is a significant player in the international solar energy industry, well positioned both upstream and downstream in the industry value chain.
REC Silicon
REC Wafer
REC Solar


REC
Renewable Energy Corporation ASA
Veritasveien 14
PO Box 280
No-1323 Hovik
Norway
Tel: +47 67 81 52 50
Fax: +47 67 81 52 01
www.recgroup.com

5. REC Presentation of Interim Results for Third Quarter 2007.

Rule 12g3-2(b)(1)(iii)


Renewable
Energy
Corporation
PRESENTATION OF INTERIM RESULTS
3rd QUARTER 2007
Silicon Materials
Wafers
Cells
Modules

Disclaimer

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for the third quarter results presentation held on October 26, 2007. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

REC

Agenda

- Financial Review
- Operational Review
  - REC Silicon
  - REC Wafer
  - REC Solar
  - EverQ, status & plans
- New solar plant in Singapore
- Expansion plans
- Outlook



REC

  | October 26 2007

00037

Third quarter highlights

- ➔ Revenue growth of 30 %
  - NOK 1 480 million versus NOK 1 139 million in Q3'06
- ➔ EBITDA growth of 23 %
  - NOK 643 million versus NOK 522 million in Q3'06
  - More than NOK 70 million negative impact from operational disruptions
  - NOK 66 million in ramp up costs (NOK 36 million in Q3'06)
  - Scheduled shut downs undertaken in both REC Wafer and REC Solar
- ➔ EBIT growth of 17 %
  - NOK 495 million versus NOK 422 million in Q3'06
- ➔ Significant investments approved
  - Investing NOK 1 350 million for additional 270 MW mono wafer capacity
  - Investing NOK 210 million in new technology centre at Herøya
  - Investing EUR 10 million in new 2.5 MW power plant in South Korea
- ➔ Two major wafer contracts signed with MoserBaer and Photovoltech
- ➔ EverQ: Significant expansion approved, prepares for IPO
- ➔ Singapore chosen for new manufacturing complex

REC

REC Group - Financial highlights

Revenues (NOK million)


1 800
1 600
1 400
1 200
1 000
800
600
400
200
0

	Q1	Q2	Q3	Q4
2005	367	474	755	857
2006	872	1003	1139	1320
2007	1616	1673	1480	
Growth:	+85 %	+67 %	+30 %	

EBITDA (NOK million)

Margin: 43 % - 3%p


1 000
900
800
700
600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
2005	85	131	250	364
2006	380	387	522	676
2007	869	812	643	
Growth:	+129 %	+ 110 %	+ 23 %	

EBIT (NOK million)

Margin: 33 % - 4%p


800
700
600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
2005	53	88	185	275
2006	298	303	422	552
2007	737	679	495	
Growth:	+147 %	+124 %	+17 %	

REC

REC Group - Condensed Income Statement

(NOK million)	Q3'07	Q3'06	YTD'07	YTD'06
Revenues	1 480	1 139	4 768	3 014
EBITDA	643	522	2 324	1 289
EBITDA-margin	*43 %*	*46 %*	*49 %*	*43 %*
EBIT	495	422	1 911	1 023
EBIT-margin	*33 %*	*37 %*	*40 %*	*34 %*
Net financial items	-44	90	38	8
Profit before tax and effect of convertible loans	451	512	1 949	1 030
Fair value/foreign exchange effect of convertible loans	0	0	0	-796
Profit before tax	451	512	1 949	234
Earnings per share, basic and diluted, in NOK	0.63	0.69	2.71	0.29

REC

Expansion and ramp-up costs

(NOK million)	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007e
REC Silicon	0	0	3	8	41	~30
REC Wafer	39	0	0	0	2	<5
REC Solar	4	0	3	10	14	~25
REC ASA (1)	n/a	n/a	1	7	9	<5
TOTAL (2)	**43**	**0**	**7**	**25**	**66**	~60

(1) Costs primarily related to the site selection project.

(2) In addition, in quarters with increasing levels in internal inventory resulting from ramp-up in REC Wafer and REC Solar, consolidated figures for REC will contain a higher level of internal profit elimination.

  | October 26 2007

REC

REC Group - Balánce Sheet


Assets
(NOK million)
20 000
16 000
12 000
8 000
4 000
0
5190
7255
1477
7780
6388
2387
Q3'06
Q3'07
Non-current assets
Cash and cash equivalents
Current assets


Equity and Liabilities
(NOK million)
20 000
16 000
12 000
8 000
4 000
0
10267
2407
1248
11410
2769
2576
Q3'06
Q3'07
Shareholders equity
Interest bearing liabilities
Non interest bearing liabilities

Equity ratio 68 %

REC


Renewable
Energy
Corporation
OPERATIONAL REVIEW
REC

Unchanged production target, except within REC Silicon

	REC Silicon	REC Wafer	REC Solar
Q3 2007			
Production	~**1 500 MT** polysilicon	**106 MW** multi **10 MW** mono	**12 MW** cells **9 MW** modules
2007 versus 2006	+4 %	+52 %	+11 %
First nine months 2007			
Production	~**4 200 MT** polysilicon	**337 MW** multi **28 MW** mono	**35 MW** cells **31 MW** modules
2007 versus 2006	- 1 %	+ 75 %	+ 40 %
Targets 2007			
Production	~**5 700 MT** polysilicon	~**465 MW** multi ~**35 MW** mono	~**50 MW** cells ~**45 MW** modules

REC

REC Silicon - Key figures

3rd Quarter Presentation

Revenues (NOK million)



700
600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
2005	69	100	346	503
2006	521	525	539	542
2007	635	627	597	
Growth:	+22 %	+19 %	+11 %	

EBITDA (NOK million)

Margin: 51 % - 4 %p



400
350
300
250
200
150
100
50
0

	Q1	Q2	Q3	Q4
2005	20	20	135	238
2006	242	207	295	319
2007	364	326	304	
Growth:	+50 %	+57 %	+3 %	

  | October 26 2007

REC

REC Silicon – Q3 Highlights

- **Revenue NOK 597 million; +11 %**
  - Prices up more than 15 %
  - 4 % higher polysilicon production
- **EBITDA up 3 %**
  - Expansion and ramp-up cost of NOK 41 million in Q3'07 vs. NOK 0 million in Q3'06
  - NOK 29 million in positive one-offs in Q3'06
- **Production target**
  - Power outage in Moses Lake and Butte during the quarter
  - REC Silicon has lowered the production target towards 5 700 MT from 6 000 MT



REC

Operational disruptions in REC Silicon

- Power outage in both Moses Lake and Butte
  - Negative EBITDA effect of above NOK 30 million
- Especially severe for Moses Lake
  - Power was out 4-5 hours
  - Caused thermal stresses in a number of production equipment components
  - Weeks with extensive and thorough inspection and repair procedure
  - No safety incidents or breaches of environmental permits
  - Ramp-up to full production started mid October and should take about one week



REC

REC Wafer - Key figures

Revenues (NOK million)


1 200
1 000
800
600
400
200
0

	Q1	Q2	Q3	Q4
2005	298	382	455	462
2006	502	552	612	790
2007	1017	1131	987	
Growth:	+103 %	+105 %	+61 %	

EBITDA (NOK million)

Margin: 36 % +5 %p


600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
2005	65	97	124	131
2006	168	170	192	295
2007	470	485	359	
Growth:	+180 %	+185 %	+87 %	

  | October 26 2007

REC

3rd Quarter Presentation

REC Wafer – Q3 highlights

- Revenues NOK 987 million; +61 %
  - Strong production growth of 52 %
  - Prices up more than 10 %
- Y-on-Y EBITDA increase of 87 %
  - Four weeks shutdown of new Herøya
  - Operational disruptions caused by higher use of recycled silicon negatively affected EBITDA by above NOK 40 million
  - Wafer thickness in a process of being reduced to 180 μm
  - Only minor ramp-up costs
- 270 MW mono wafer expansion
- Two major wafer contracts signed with Moser Baer and Photovoltech



REC

  | October 26 2007

REC Wafer – New technology centre at Herøya

- ➔ Situated at Herøya in Norway
  - Close to operation
  - Will not disturb production
  - Enables comprehensive testing
- ➔ Total investment NOK 210 million
  - NOK 60 million in new building
  - NOK 150 million in equipment
- ➔ More efficient R&D
  - Wafers with higher cell efficiency potential
  - Thinner wafers and wires
- ➔ Achieve ambitious cost reduction targets



REC

New wafer contract of NOK ~5.3 billion with Photovoltech

- Long-term agreement until 2015
- Structured as a take-and-pay contract
- Pre-determined prices and volumes for the entire contract period
  - Prices and commercial terms are in line with contracts signed in the second half on 2006
- Photovoltech:
  - Photovoltech is an European producer of multicrystalline solar cells
  - Main shareholders are Total Energie and Electrabel



REC

  | October 26 2007

REC Solar - Key figures

Revenues (NOK million)



	Q1	Q2	Q3	Q4
2005	91	99	106	108
2006	120	180	273	301
2007	309	292	208	
Growth:	+158 %	+62 %	-24 %	

EBITDA (NOK million)

Margin: 12 % -12 %p



	Q1	Q2	Q3	Q4
2005	17	23	20	25
2006	17	32	65	80
2007	87	54	25	
Growth:	+412 %	+69 %	-62 %	

REC

REC Solar – Q3 highlights

- Revenues NOK 208 million; -24 %
  - Reflects a reduction in average prices and sales volumes for modules
  - Four week module-plant shut down
  - Q3'06 included external sales from solar cell business
- EBITDA margin of 12 %
  - Module plant shut down resulted in inventory build-up in cells, and increased internal profit elimination to NOK 11 million
  - Negative currency effect
  - NOK 14 million in ramp up costs related to the Narvik expansion
- Transition from 200 to 180 μm completed
- Stable prices are expected for the last quarter of 2007



REC

Power plant in South Korea

- EUR 10 million investment
  - Through 60 % subsidiary Han Bit Solar
  - Will produce 3 million kWh per year
- Strategic investment based on desire to build new market channels
  - REC becoming significant producer of modules
  - Attractive opportunities
  - Develop marked and cost cutting also in this part of the value chain
  - Insight and control of cost elements from sand to end user
- Currently undertaking detailed design and engineering
  - Start to deliver modules beginning of 2008
  - Expect to be finalized within the first half of 2008



REC

EverQ – Status

- Strong EBITDA growth
  - REC's EBITDA contribution* from EverQ was NOK 11 million in Q3'07 (0 in Q2 '07)
- EverQ's total production in Q3 close to 14 MW
- Expected to complete most of the ramp-up towards year-end



* Financials mounts represent REC's 33.3 % share. REC proportionately consolidates EverQ's financials on a line-by-line basis

REC

EverQ – Significant expansions, IPO preparations

- EUR 144 million investment approved
  - New wafer, cell and module plant
  - Capacity increase to 180 MW from 100 MW
- REC Silicon to offer additional supply agreement for polysilicon at market terms
  - Total volume 4 000 MT towards 2015
  - Ensure further capacity increases to 600 MW
  - Industrialization of string ribbon technology
- Agreed to immediately start preparations for an IPO
  - Final timing not decided



REC


Renewable
Energy
Corporation
SINGAPORE SELECTED FOR
NEW SOLAR SITE
REC

Comprehensive process towards selecting Singapore

- A long process - of nine months
- Screening of more than 200 possible locations in 18 countries on 3 continents
- Due diligence of almost 20 locations and
- Final negotiations with a handful of sites



REC

Singapore – Key rationale

- Agreement signed with the Singaporean governmental agency Economic Development Board
  - Located in Tuas View in West Singapore
  - 30 minute drive from the centre of Singapore City
- REC has finalized a comprehensive support package, including incentives and grants
  - Tax
  - R&D and process improvement
  - Human resource recruitment and training
- Singapore represents the ideal balance between financial return, risks and future opportunities

Singapore


Singapore
Tuas View
City Centre
1:350 000
10 kilometer

  | October 26 2007

REC

00059

REC activities in Singapore

- Manufacturing
  - Solar wafers
  - Solar cells
  - Solar modules
- R&D activities, incl.
  - Process innovation
  - Factory automation
- Solar value chain cost optimization processes
- Incorporates utilities, infrastructure and support facilities, as well as an on-site supplier park


Birds Eye View from South – West

REC

00060

World scale integrated solar manufacturing complex

- Site description
  - Possibly the world's largest integrated solar manufacturing complex
- Complex will be integrated
  - Will be developed in stages
  - Production capacity may reach 1.5 GW
  - Value chain will not be balanced
  - Investment could reach around EUR 3 billion over 5 years
  - Total number of employees could be around 3 000 people
- Pre-engineering has commenced
  - First investment decision will be taken when pre-engineering is completed
- Production expected to start no later than 2010


Street View from South – West

REC


Renewable
Energy
Corporation
EXPANSION PLANS AND OUTLOOK
REC

Expansion projects – schedule on track

Project	Capacity	Investment	2007	2008	2009	2010
REC						
Moses Lake	6 500 ton (865 MW)	USD 660m				
Butte	1 000 ton (135 MW)	USD 50m				
Moses Lake/Butte	6 000 ton (800 MW)	USD 485m				
REC						
Herøya III	325 MW	NOK 1 250m				
Herøya IV	325 MW	NOK 1 250m				
Glomfjord (multi)	60 MW	NOK 140m				
Glomfjord (multi)	50 MW	NOK 200m				
Glomfjord (mono)	275 MW	NOK 1 350m				
REC						
Narvik	90 MW + 90 MW	NOK 700m				
Glava	55 MW	SEK 110m				
Glava	50 MW	SEK 74m				

Planning/Construction — Ramp up — Full production

  | October 28 2007

REC

Aggressive growth ambitions – 2010 perspective


REC Silicon
REC Wafer
REC Solar
2 500
2 000
1 500
1 000
500
400
300
200
100
< 2 000 MT allocated to electronic customers
2 200 MT allocated to EverQ (33.3% owned)
~13 500 MT (~1 800 MW)
~6 500 MT (~800 MW)
~500 MW Opportunities
~1 035 MW
~580 MW
~750 MW allocated to cell customers
~1 150 MW Opportunities
~1 200 MW Opportunities
~180 MW
~55 + 50 MW
Installed capacity Q2'07
Allocated capacity Q2'07
Planned expansion/extensions as of Q2'07
Growth potential

  | October 25 2007

REC

Outlook

- REC Silicon
  - 2007 production targets reduced from 6 000 MT towards 5 700 MT
  - Q4 production expected to be roughly 1 500 MT
  - Expansion and ramp-up cost in Q4 expected to be slightly lower compared with Q3
- REC Wafer
  - 2007 production targets stand firm
  - Q4 production approximately 135 MW
  - Expansion and ramp-up cost in Q4 is expected to remain at the same level as Q3
- REC Solar
  - 2007 production targets remains unchanged.
  - Q4 production expected to reach approximately 15 MW of cells and 14 MW of modules
  - Expansion/ramp-up cost expected to approximately double in Q4 compared with Q3
- EverQ
  - Expected to complete the production ramp-up to 60 MW during the year
- General
  - Increased activity and spending level in preparation for further international expansions. Increased cost levels related to these activities should be expected in coming quarters

REC

Renewable
Energy
Corporation

WELCOME BACK

4th quarter 2007 – February 12, 2008

Capital Markets Day – 1st half 2008

REC

6. **EverQ Prepares for IPO; Major Expansion Approved.**

Høvik, October 25, 2007: REC, Evergreen and Q-Cells, equal partners in EverQ, have agreed to start preparations for an IPO of EverQ. At the same time, the three partners have approved a EUR 144 million investment in a new integrated wafer, cell and module plant which will increase the capacity of EverQ from 100 MW to 180 MW. REC has offered EverQ a polysilicon supply agreement which will enable further capacity increases to 600 MW, and allow EverQ to fast track industrialization of the string ribbon technology.

'Together with Evergreen and Q-Cells we have built EverQ into a well-recognized solar company. By initiating the preparations for an IPO and with the decision to nearly double the production capacity in Thalheim, EverQ is well positioned for further growth and development', says President & CEO Erik Thorsen in REC ASA.

REC, Evergreen and Q-Cells have signed a binding memorandum of understanding detailing the required steps to prepare EverQ for an IPO. An IPO will enable the company to industrialize the string ribbon technology faster and grow its business more rapidly. The preparation process will start immediately and advisors are expected to be appointed shortly. The final timing of the IPO is still to be decided.

To support the further growth ambitions of EverQ, REC has offered an additional supply agreement for polysilicon which should enable EverQ to increase its capacity up to 600 MW. The supply agreement totals approximately 4 000 MT delivered at market terms including an upfront payment. Annual shipments under the new agreement will peak at slightly more than 700 MT per year and will run until 2015. Total polysilicon volumes supplied by REC to EverQ under the existing and new agreements could potentially reach 2 200 MT per year.

Pre-engineering of the new production line in Thalheim, Germany will commence immediately. Production will be based on Evergreen's Quad furnace design.

EverQ has a proprietary right to the current technology base of Evergreen and will have the right to license all new material technology development by Evergreen on the StringRibbon platform over the 5 years following the IPO. EverQ will also build a strong R&D team to complement this access to new technology with own improvements.

As part of the preparations for the IPO, the management and organization of EverQ will be significantly strengthened to build EverQ to an

independent company. The sales and marketing organization will be expanded as the distribution of modules will be under EverQ brand in the future.

For further information, please contact:
Erik Thorsen, President & CEO; +47 907 56 685
Jon Andre Løkke, SVP & IRO; +47 67 81 52 65

About REC REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4 334 million and an operating profit of NOK 1 574 million. Please also see www.recgroup.com

7. **REC Secures A NOK 5.3 Billion Wafer Sales Contract.**

Høvik, October 25, 2007: REC has entered into a significant long-term agreement for supply of multi-crystalline silicon wafers to Photovoltech. Under the agreement, REC will until 2015 deliver wafers potentially worth approximately EUR 670 million (approximately NOK 5.3 billion).

REC, the world`s largest manufacturer of multicrystalline silicon wafers for solar cells, has signed a long-term agreement with Photovoltech for the supply of wafers. The agreement, which runs until 2015, is structured as a take-and-pay contract with pre-determined prices and volumes for the entire contract period. The contract has a value of approximately EUR 670 million (approximately NOK 5.3 billion).

`This agreement secures future revenues and earnings at attractive prices and still leaves sufficient wafer volumes for internal expansions in REC`s cells and module business`, says Erik Thorsen, President & CEO.

The supply contract replaces and extends REC`s existing supply relationship with Photovoltech. Deliveries of wafers under the new agreement will commence in 2009 and increase over time, and level out at around 100 MWp per year. Prices and commercial terms are in line with contracts signed in the second half of 2006 and earlier this year.

`We have had a supplier relationship with Photovoltech since they started their production in 2003 and we are very encouraged by this opportunity to extend our relationship further`, says Ingelise Arntsen, Executive Vice President REC Wafer.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

About Photovoltech
Photovoltech NV is a crystalline silicon cell producer, located in Tienen, Belgium. The shareholders of Photovoltech are Total, Electrabel (part of the Suez-group), IMEC and Soltech. Photovoltech, starting its production in November 2003, is a company in strong growth, with a turnover in 2006 of more than EUR 40 million and an
EBT of more than 10 % on turnover. The long-term agreement with REC represents an important milestone in the further development of

Photovoltech.
Please also see www.photovoltech.be

For further information please contact:
Erik Thorsen, President & CEO; +47 907 56 685
Jon Andre Løkke, SVP & Investor Relations Officer;
+47 67 81 52 65

8. **Singapore Chosen for New Manufacturing Complex.**

Renewable Energy Corporation ASA (REC) has completed its site selection project and decided to establish its new worldscale integrated solar manufacturing complex in Singapore. The manufacturing complex will be developed in stages.
It will incorporate wafer, cell and module production facilities and will have the potential of becoming the world`s largest complex of its kind. Fully developed, the manufacturing complex could hold a production capacity of up to 1.5 GW.

Høvik, October 25, 2007: REC has today decided to establish its new worldscale solar manufacturing complex in Singapore and has simultaneously signed an agreement with the Singaporean government agency Economic Development Board (EDB). The agreement outlines both the terms and conditions related to the development of a new production site, the process of establishing a manufacturing complex, as well as operational and commercial conditions.

The decision on Singapore was made after a comprehensive 9 months` process involving screening of more than 200 possible locations, followed by due diligence of close to 20 of them and finally negotiations with a handful of sites. REC has finalized with EDB a comprehensive support package, including incentives and grants, in the areas of tax, R&D and process improvement, as well as human resources recruitment and training. For REC, Singapore represents the ideal balance between financial return, risks and future opportunities.

`The development of this site will enable us to continue expanding in a cost efficient manner and will support REC`s ambitious cost target. Our future cost position will determine our ability to deliver solar products that can compete with traditional energy sources in the sunny areas of the world without government incentives`, says Erik Thorsen, the President & CEO of REC.

The project concept is finalized and pre-engineering activities have commenced. The total development will be organized in several stages through a series of interdependent projects. The initial investment decision is expected to take place as soon as the pre-engineering activities for the first phase have been completed some time during first half of 2008.

In addition to the wafer, cell and module production, the manufacturing complex will incorporate infrastructure and support facilities, as well as an on-site supplier park. Sufficient space has also been reserved for future R&D activities and possible manufacturing facilities based on potential new technologies.

The green field site for this new manufacturing

complex is located in Tuas View, approximately 30 minutes from the city centre in the western part of Singapore. The site can hold a capacity of up to 1.5 GW within each product area, although it is not likely that the production capacity for wafer, cells and modules will be fully balanced. Depending on the final capacity and site development, total investments in the Singapore site may exceed EUR 3 billion within the next 5 years and the total number of employees could be around 3 000 people.

`Singapore had articulated an exciting vision and plan to develop the solar industry as a key growth area for its economy. We are very happy to have been given the opportunity to build this solar industry complex in Singapore. We look forward to the continued co-operation with the local authorities, as well as research and development institutions, and the suppliers in the region`, says Thorsen.

'We are delighted that REC has chosen Singapore to build the world`s largest solar manufacturing complex. We are fully committed to work closely with REC to implement this project successfully. This investment will be a tremendous boost to our national drive to develop the solar industry. Investors like REC can leverage on Singapore`s business-friendly environment, excellent infrastructure, availability of technical talent, strong government support to grow the solar industry, and long term political stability`, says Ko Kheng Hwa, Managing Director, EDB

For more information, please contact;
Erik Thorsen, President & CEO; +47 907 56 685
Jon Andre Løkke, SVP & IRO; +47 67 81 52 65

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4 334 million and an operating profit of NOK 1 574 million. Please also see www.recgroup.com

About EDB
The EDB is the lead government agency in Singapore responsible for planning and executing economic strategies to enhance Singapore`s position as a global hub for business and investment. EDB is the one-stop agency that facilitates and supports local and foreign investors in both the manufacturing and services sectors as they seek more value-creating operations, higher sustainable returns and new business opportunities. The emphasis is on capital-

intensive, knowledge-intensive and innovation-intensive activities.

The EDB has identified the clean energy industry, with emphasis on solar energy, as a key growth area for Singapore. In March 2007, EDB launched a comprehensive blueprint to grow a world-class clean energy ecosystem in Singapore across the full value chain of activities in terms of research, development, engineering, manufacturing, system integration and headquarters.

9. **REC Invitation to Press Conference.**

Renewable Energy Corporation ASA (REC) is today hosting, together with the Singaporean government agency Economic Development Board (EDB), a press conference in connection with the announcement `Singapore chosen for new manufacturing complex`.

The event takes place immediately after the third quarter presentation at 09:30 hrs Norwegian time/CET at the conference centre Høyres Hus, Stortingsgaten 20, Oslo.

Also, the press conference will be undertaken with a live video link between Oslo and Singapore, allowing questions and answers from both locations.

For attending through live audio conference:
- Dial +65 66687500
- Enter conference code 914628 and the # key

Presentation material will be available on REC`s internet pages www.recgroup.com.

For more information, please contact:
Jon André Løkke, SVP and Investor Relations Officer, Tel: +47 67 81 52 65

10. Oslo Børs – Reportable Transaction

Translation

November 13, 2007 15:33:56

Reportable Transaction

Name:	Jon Einar Kirstensen
Background:	Member of the Board of REC ASA Has sold 100 shares of a value of NOK264.55, total of NOK26.455
Share Holdings after sale:	2,400

11. Oslo Børs – Reportable Transaction

Translation

December 5, 2007 12:31:52

Reportable Transaction

Name:	Rolk B. Nilsen
Background:	Member of the Board of REC ASA (employee representative) Has sold 160 shares of a value of NOK264.50
Share Holdings after sale:	0

12. Invitation – REC Capital Markets Day 2008.

REC has the pleasure of inviting you to REC`s Capital Markets Day 2008. The event will take place on January 18, 2008 at Felix Conference Center, Bryggetorget 3, 0114 Oslo, Norway.

The program for the day will include:
- 08:15 - Registration
- 08:30 - Start of program, presentations on:
- Strategic overview
- Technology developments and cost roadmap
- Singapore project management
- Business review per division, focus on expansions
- Financing
- Q&A and closing remarks
- 13:00 - End of program
- Lunch will be served immediately after 13:00

For participation, please register on www.recgroup.com

Jon André Løkke
Senior Vice President & Investor Relation Officer
REC ASA

13. Oslo Børs – Matching Halt.

Rule 12g3-2(b)(1)(iii)

OSLO BØRS - NewsWeb

Utsteder Renewable Energy Corporation ASA

Kategori -- alle --

Utst.ID REC

Fra dato 01.09.2007

Instrument -- alle --

Til dato 17.01.2008

Marked -- alle --

Melding 165630

Dato/tid	11.12.2007 16:02:09
Utsteder	Renewable Energy Corporation ASA
Instrument	REC
Marked	Oslo Børs
Kategori	BØRSPAUSE
Korrigert	Ikke korrigert
Informasjonspliktig	Ikke informasjonspliktig melding
Tittel	OSLO BØRS - MATCHING HALT
Tekst	Oslo Børs has received an announcement from REC, and a matching halt has been imposed until publication.
Vedlegg	Ingen vedlegg funnet

Les om ansvar og rettigheter

14. REC Secures A NOK 4 Billion Wafer Sales Contract.

Kjørbo, December 11, 2007: REC has entered into a significant long-term agreement for supply of multi-crystalline silicon wafers to Solland Solar Cells BV. Under the agreement, REC will until 2015 deliver wafers worth around EUR 500 million (approximately NOK 4 billion).

REC, the world`s largest manufacturer of multi-crystalline silicon wafers for solar cells, has signed a long-term agreement with Solland for the supply of wafers. The agreement, which runs until 2015, is structured as a take-and-pay contract with pre-determined prices and volumes for the entire contract period. The contract has a value of around EUR 500 million (approximately NOK 4 billion).

`The signing of this agreement is consistent with the already communicated strategy of securing long-term contracts for a certain portion of our future wafer volume, thereby providing visibility on revenues and earnings. Additionally, we are happy to broaden our European customer base and to consequently achieve a more balanced geographical market presence in our future wafer business`, says Erik Thorsen, President & CEO.

The supply contract replaces and extends REC`s existing supply relationship with Solland. Deliveries of wafers under the new agreement will increase over time, and level out at around 80 MWp per year. Prices and commercial terms are in line with contracts signed in the second half of 2006 and earlier this year.

`We have had a supply relationship with Solland since they started their production in 2005 and are very encouraged by this opportunity to extend our relationship and contribute to Sollands ambitious growth plans`, says Ingelise Arntsen, Executive Vice President REC Wafer.

`We are delighted to extend our relationship with REC further and see this as an important step to realize our future growth plans`, says Gosse Boxhoorn, CEO Solland Solar.

About REC
REC is uniquely positioned as the most integrated company in the solar energy industry. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

About Solland
Solland is a crystalline silicon cell producer, located between Heerlen and Aachen at the border

of the Netherlands and Germany. Main shareholder is the Dutch utility company DELTA. Solland, started production in 2005 and is growing strongly with 60 MWp production capacity in 2007, and a target of 170 MWp in 2008 and 500 MWp in 2010.

For further information please contact:
Erik Thorsen, President & CEO; +47 907 56 685
Jon André Løkke, SVP & Investor Relations Officer; +47 67 81 52 65

15. Oslo Børs – Matching Halt Ends.

Rule 12g3-2(b)(1)(iii)

OSLO BØRS - NewsWeb

Utsteder	Renewable Energy Corporation ASA	Kategori	--- alle ---
Utst.ID	REC	Fra dato	01.09.2007
Instrument	--- alle ---	Til dato	17.01.2008
Marked	--- alle ---		

Melding 165631

Dato/tid	11.12.2007 16:05:06
Utsteder	Renewable Energy Corporation ASA
Instrument	REC
Marked	Oslo Børs
Kategori	BØRSPAUSE
Korrigert	Ikke korrigert
Informasjonspliktig	Ikke informasjonspliktig melding
Tittel	OSLO BØRS - MATCHING HALT ENDS
Tekst	See announcement issued by REC. Matching halt to end. There will be a pre-trading session (CLIN) until 16:10.
Vedlegg	Ingen vedlegg funnet

16. Oslo Børs Cancels Three Trades in RECW08300HA.

Rule 12g3-2(b)(1)(iii)

OSLO BØRS - NewsWeb

Utsteder	Renewable Energy Corporation ASA	Kategori	-- alle --
Utst.ID	REC	Fra dato	01.09.2007
Instrument	-- alle --	Til dato	17.01.2008
Marked	-- alle --		

Melding 165633

Dato/tid	11.12.2007 16:29:55
Utsteder	Renewable Energy Corporation ASA
Instrument	REC
Marked	Oslo Børs
Kategori	ANDRE BØRSMELDINGER
Korrigert	Ikke korrigert
Informasjonspliktig	Informasjonspliktige opplysninger
Tittel	OSLO BØRS RE.TRADES IN RECW08D300HA.
Tekst	Oslo Børs has decided to cancel the last 3 trades in RECW08D300HA. Oslo Børs has decided to cancel the trades according to Norex Member Rules § 5.7.3.
Vedlegg	Ingen vedlegg funnet

17. **REC Capital Markets Day 2008.**

5072727_v1

REC will host its Capital Markets Day 2008 (CMD) on January 18, 2008 at Felix Conference Center, Bryggetorget 3, 0114 Oslo, Norway.

The event will also be broadcasted live over the Internet, and can be accessed on www.recgroup.com. Please do the following to access the webcast:

1. Send your information details to rec@smartcom.no
- Name
- Employer/organization
- Position/role
- Country

2. You will automatically receive a confirmation upon your request

3. Password will be distributed ahead of the event, incl. link to the webcast

The CMD will be fully booked, please arrive early to ease the registration process.

The program for the day will include:

08:00 - Registration

08:30 - Start of program, presentations on:
Strategic overview
Technology developments and cost roadmap
Business review per division, focus on expansions
Singapore project management
Financing
Q&A and closing remarks

13:00 - End of program
Lunch will be served immediately after 13:00

Jon André Løkke
Senior Vice President & Investor Relation Officer
REC ASA

END